Exhibit (d)(9)(e)
Amendment
Amendment, effective June 26, 2007 to that certain Portfolio Management Agreement (“2000 Agreement”) between Capital Guardian Trust Company (“Portfolio Manager”) and The Hirtle Callaghan Trust (“Trust”), a Delaware business trust, which agreement is dated July 26, 2000.
WHEREAS, the Trust has retained the Portfolio Manager to provide a continuous program of investment management for certain assets of The International Equity Portfolio of the Trust (“Account”) pursuant to the 2000 Agreement; and
WHEREAS, in an amendment to the 2000 Agreement dated April 2, 2007 (“April Amendment”), the Trust and Portfolio Manager agreed to reduce the fee payable to Portfolio Manager under the 2000 Agreement; and
WHEREAS, the Trust and Portfolio Manager have agreed to further reduce the fee payable to Portfolio Manager under the 2000 Agreement in an amount equivalent to the amount the fees payable to Portfolio Manager would have been reduced had the fee reductions contained in the April Amendment been in effect from November 1, 2006 until April 2, 2007;
NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, the parties agree that “Schedule A” of the 2000 Agreement is amended to add the following:
For the quarterly period ending on July 31, 2007, the fee payable under the Agreement shall be reduced by an amount equal to the difference between: (a) the fees Portfolio Manager was entitled to collect from November 1, 2006 through April 2, 2007 under the 2000 Agreement as then in effect; and (b) the fees Portfolio Manager would have been entitled to collect during that period had the fee structure set forth in the April Amendment been in effect, which sum is $417,025.00.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

Capital Guardian Trust Company	The Hirtle Callaghan Trust

By: /s/ Cheryl L. Hesse	By: /s/ Robert Zion
Name: Cheryl Hesse	Name: Robert J. Zion
Title: Senior Vice President & Sr. Counsel	Title: VP & Treasurer